Exhibit 99.6

ADMINISTRATIVE SERVICES AGREEMENT

THIS AGREEMENT is entered into on, and effective as of, the Closing Date (as defined herein), by and between NAVIOS MARITIME ACQUISITION CORPORATION, a company duly organized and existing under the laws of the Marshall Islands with its registered office at 85 Akti Miaouli Street, Piraeus, Greece 185 38 (“Navios Acquisition”) and NAVIOS SHIPMANAGEMENT INC., a company duly organized and existing under the laws of the Marshall Islands with its registered office at 85 Akti Miaouli Street, Piraeus, Greece 185 38 (“NSM”).

WHEREAS:

A. Navios Acquisition, whose common stock is listed and trades on the New York Stock Exchange, will own vessels and require certain administrative support services for the operation of its fleet; and

B. Navios Acquisition wishes to engage NSM to provide such administrative support services to Navios Acquisition on the terms set out herein.

NOW THEREFORE, the parties agree that, in consideration for NSM providing the administrative support services set forth in Schedule “A” to this Agreement (the “Services”), and subject to the Terms and Conditions set forth in Article I attached hereto, Navios Acquisition shall reimburse NSM including reasonably allocable overhead for the costs and expenses reasonably incurred by NSM in the manner provided for in Schedule “B” to this Agreement (the “Costs and Expenses”).

IN WITNESS WHEREOF the Parties have executed this Agreement by their duly authorized signatories with effect on the date first above written.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Name:     Angeliki Frangou

Title:	Chief Executive Officer

NAVIOS SHIPMANAGEMENT INC.

By:	/s/ Angeliki Frangou
Name:     Angeliki Frangou

Title:	Chief Executive Officer

ARTICLE I

TERMS AND CONDITIONS

Section 1.  Definitions.  In this Agreement, the term:

“Change of Control” means with respect to any entity, an event in which securities of any class entitling the holders thereof to elect a majority of the members of the board of directors or other similar governing body of the entity are acquired, directly or indirectly, by a “person” or “group” (within the meaning of Sections 13(d) or 14(d)(2) of the Exchange Act), who did not immediately before such acquisition own securities of the entity entitling such person or group to elect such majority (and for the purpose of this definition, any such securities held by another person who is related to such person shall be deemed to be owned by such person);

“Closing Date” means the closing date of the acquisition by Navios Acquisition of the stock of Aegean Sea Maritime Holdings Inc.

“Costs and Expenses” has the meaning set forth on the signature page to this Agreement;

“Navios Acquisition Group” means Navios Acquisition and subsidiaries of Navios Acquisition; and

Section 2.  General.  NSM shall provide all or such portion of the Services, in a commercially reasonable manner, as Navios Acquisition may from time to time direct, all under the supervision of Navios Acquisition.

Section 3.  Covenants.  During the term of this Agreement NSM shall:

(a) diligently provide or sub-contract for the provision of (in accordance with Section 19 hereof) the Services to Navios Acquisition as an independent contractor, and be responsible to Navios Acquisition for the due and proper performance of same;

(b) retain at all times a qualified staff so as to maintain a level of expertise sufficient to provide the Services; and

(c) keep full and proper books, records and accounts showing clearly all transactions relating to its provision of Services in accordance with established general commercial practices and in accordance with United States generally accepted accounting principles, and allow Navios Acquisition and its representatives and its auditors to audit and examine such books, records and accounts at any time during customary business hours.

Section 4.  Non-exclusivity.  NSM and its employees may provide services of a nature similar to the Services to any other person. There is no obligation for NSM to provide the Services to Navios Acquisition on an exclusive basis.

Section 5.  Confidential Information.  NSM shall be obligated to keep confidential, both during and after the term of this Agreement, all information it has acquired or developed in the course of providing Services under this Agreement, except to the extent disclosure of such information is required by applicable law, including without limitation U.S. securities laws. Navios Acquisition shall be entitled to any equitable remedy available at law or equity, including specific performance, against a breach by NSM of this obligation. NSM shall not resist such application for relief on the basis that Navios Acquisition has an adequate remedy at law, and NSM shall waive any requirement for the securing or posting of any bond in connection with such remedy.

Section 6.  Reimbursement of Costs and Expenses.  In consideration for NSM providing the Services, Navios Acquisition shall reimburse NSM the Costs and Expenses in the manner provided in Schedule “B” to this Agreement.

Section 7.  General Relationship Between The Parties.  The relationship between the parties is that of independent contractor. The parties to this Agreement do not intend, and nothing herein shall be interpreted so as, to create a partnership, joint venture, employee or agency relationship between NSM and any one or more of Navios Acquisition or any member of the Navios Acquisition Group.

Section 8.  Indemnity.  Navios Acquisition shall indemnify and hold harmless NSM and its employees and agents against all actions, proceedings, claims, demands or liabilities which may be brought against them due to this Agreement including, without limitation, all actions, proceedings, claims, demands or liabilities brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses (including legal costs and expenses on a full indemnity basis) they may suffer or incur due to defending or settling same, provided however that such indemnity shall exclude any or all losses, actions, proceedings, claims, demands, costs, damages, expenses and liabilities whatsoever which may be caused by or due to the fraud, gross negligence or willful misconduct of NSM or its employees or agents.

Section 9.  NO CONSEQUENTIAL DAMAGES.  NEITHER NSM NOR ANY OF ITS AFFILIATES SHALL BE LIABLE FOR INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES SUFFERED BY NAVIOS ACQUISITION, OR FOR PUNITIVE DAMAGES, WITH RESPECT TO ANY TERM OR THE SUBJECT MATTER OF THIS AGREEMENT, EVEN IF INFORMED OF THE POSSIBILITY THEREOF IN ADVANCE. THIS LIMITATION APPLIES TO ALL CAUSES OF ACTION, INCLUDING, WITHOUT LIMITATION, BREACH OF CONTRACT, BREACH OF WARRANTY, NEGLIGENCE, STRICT LIABILITY, FRAUD, MISREPRESENTATION AND OTHER TORTS.

Section 10.  Term And Termination.  This Agreement shall have an initial term of five (5) years unless terminated by either party hereto on not less than one hundred and twenty (120) days notice if:

(a) in the case of Navios Acquisition, there is a Change of Control of NSM;

(b) in the case of NSM, there is a Change of Control of Navios Acquisition;

(c) the other party breaches this Agreement;

(d) a receiver is appointed for all or substantially all of the property of the other party;

(e) an order is made to wind-up the other party;

(f) a final judgment, order or decree which materially and adversely affects the ability of the other party to perform this Agreement shall have been obtained or entered against that party and such judgment, order or decree shall not have been vacated, discharged or stayed; or

(g) the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or for liquidation, is adjudged insolvent or bankrupt, commences any proceeding for a reorganization or arrangement of debts, dissolution or liquidation under any law or statute or of any jurisdiction applicable thereto or if any such proceeding shall be commenced.

This Agreement may be terminated by either party hereto on not less than three hundred and sixty-five (365) days notice for any reason other than any of the reasons set forth in the immediately preceding paragraph. This Agreement shall not become effective unless and until the Closing Date has occurred.

Section 11.  Costs and Expenses Upon Termination.  Upon termination of this Agreement in accordance with Section 10 hereof, Navios Acquisition shall be obligated to pay NSM any and all amounts payable pursuant to Section 6 hereof for Services provided prior to the time of termination.

Section 12.  Surrender Of Books And Records.  Upon termination of this Agreement, NSM shall forthwith surrender to Navios Acquisition any and all books, records, documents and other property in the possession or control of NSM relating to this Agreement and to the business, finance, technology, trademarks or affairs of Navios Acquisition and any member of the Navios Acquisition and, except as required by law, including, without limitation, U.S. securities laws, shall not retain any copies of same.

Section 13.  Force Majeure.  Neither party shall be liable for any failure to perform this Agreement due to any cause beyond its reasonable control.

Section 14.  Entire Agreement.  This Agreement forms the entire agreement between the parties with respect to the subject matter hereof and supersedes and replaces all previous agreements, written or oral, with respect to the subject matter hereof.

Section 15.  Severability.  If any provision herein is held to be void or unenforceable, the validity and enforceability of the remaining provisions herein shall remain unaffected and enforceable.

Section 16.  Currency.  Unless stated otherwise, all currency references herein are to United States Dollars.

Section 17.  Law And Arbitration.  This Agreement shall be governed by the laws of England. Any dispute under this Agreement shall be put to arbitration in England, a jurisdiction to which the parties hereby irrevocably submit.

Section 18.  Notice.  Notice under this Agreement shall be given (via hand delivery or facsimile) as follows:

If to Navios Acquisition:

85 Akti Miaouli Street
Piraeus, Greece 185 38
Attn: Vasiliki Papaefthymiou

Fax: +(30) 210 453-1984

If to NSM:

85 Akti Miaouli Street
Piraeus, Greece 185 38
Attn: Vasiliki Papaefthymiou
Fax: +(30) 210 453-1984

Section 19.  Sub-contracting And Assignment.  NSM shall not assign this Agreement to any party that is not a subsidiary or affiliate of NSM except upon written consent of Navios Acquisition. NSM may freely sub-contract or sub-license this Agreement, so long as NSM remains liable for performance of the Services and its obligations under this Agreement.

Section 20.  Waiver.  The failure of either party to enforce any term of this Agreement shall not act as a waiver. Any waiver must be specifically stated as such in writing.

Section 21.  Counterparts.  This Agreement may be executed in one or more signed counterparts, facsimile or otherwise, which shall together form one instrument.

SCHEDULE A

SERVICES

NSM shall provide such of the following administrative support services (the “Services”) to Navios Acquisition, as Navios Acquisition may from time to time request and direct NSM to provide pursuant to Section 1.02:

(a) Keep and maintain at all times books, records and accounts which shall contain particulars of receipts and disbursements relating to the assets and liabilities of Navios Acquisition and such books, records and accounts shall be kept pursuant to normal commercial practices that will permit Navios Acquisition to prepare or cause to be prepared financial statements in accordance with U.S. generally accepted accounting principles and in each case shall also be in accordance with those required to be kept by Navios Acquisition under applicable federal securities laws and regulations in the United States and as Navios Acquisition is required to keep and file under applicable foreign taxing regulations and the U.S. Internal Revenue Code of 1986 and the regulations applicable with respect thereto, all as amended from time to time;

(b) Prepare all such returns, filings and documents, for review and approval by Navios Acquisition as may be from time to time be requested or instructed by Navios Acquisition; and file such documents, as applicable, as directed by Navios Acquisition with the relevant authority;

(c) Provide, or arrange for the provision of, advisory services to Navios Acquisition with respect to Navios Acquisition’s obligations under applicable securities laws and regulations in the United States and assist Navios Acquisition in arranging for compliance with continuous disclosure obligations under applicable securities laws and regulations and the rules and regulations of the New York Stock Exchange and any other securities exchange upon which Navios Acquisition’s securities are listed, including the preparation for review, approval and filing by Navios Acquisition of reports and other documents with all applicable regulatory authorities, providing that nothing herein shall permit or authorize NSM to act for or on behalf of Navios Acquisition in its relationship with regulatory authorities except to the extent that specific authorization may from time to time be given by Navios Acquisition;

(d) Provide, or arrange for the provision of, advisory, clerical and investor relations services to assist and support Navios Acquisition in its communications with its security holders, including in connection with disclosures that may be required for regulatory compliance to its security holders and the wider financial markets, as Navios Acquisition may from time to time request or direct, provided that nothing herein shall permit or authorize NSM to determine the content of any such communications by Navios Acquisition to its security holders and the wider financial markets;

(e) At the request and under the direction of Navios Acquisition, handle, or arrange for the handling of, all administrative and clerical matters in respect of (i) the call and arrangement of all meetings of the security holders, (ii) the preparation of all materials (including notices of meetings and information circulars) in respect thereof and (iii) the submission of all such materials to Navios Acquisition in sufficient time prior to the dates upon which they must be mailed, filed or otherwise relied upon so that Navios Acquisition has full opportunity to review them, approve them, execute them and return them to NSM for filing or mailing or other disposition as Navios Acquisition may require or direct;

(f) Provide, or arrange for the provision of, or secure sufficient and necessary office space, equipment and personnel including all accounting, clerical, secretarial, corporate and administrative services as may be reasonably necessary for the performance of Navios Acquisition’s business;

(g) Arrange for the provision of such audit, accounting, legal, insurance and other professional services as are reasonably required by Navios Acquisition from time to time in connection with the discharge of its responsibilities as a U.S. public company, to the extent such advice and analysis can be reasonably provided or arranged by NSM, provided that nothing herein shall permit NSM to select the auditor of Navios Acquisition, which shall be selected by the audit committee of Navios Acquisition or to communicate with the auditor other than in the ordinary course of making such books and records available for review as the auditors may require and to respond to queries from the auditors with respect to the accounts and statements prepared by, or arranged by, NSM, and in particular NSM will not have any of the authorities, rights or responsibilities of the audit committee of Navios Acquisition, but shall provide, or arrange for the provision of, information to such committee as may from time to time be required or requested; and provided further that nothing herein shall entitle NSM to retain legal counsel for Navios Acquisition unless such selection is specifically approved by Navios Acquisition;

(h) Provide, or arrange for the provision of, such assistance and support as Navios Acquisition may from time to time request in connection with any new or existing financing for Navios Acquisition, such assistance and support to be provided in accordance with the direction, and under the supervision of Navios Acquisition;

(i) Provide, or arrange for the provision of, such administrative and clerical services as may be required by Navios Acquisition to support and assist Navios Acquisition in considering any future acquisitions or divestments of assets of Navios Acquisition, all under the direction and under the supervision of Navios Acquisition;

(j) Provide, or arrange for the provision of, such support and assistance to Navios Acquisition as Navios Acquisition may from time to time request in connection with any future offerings of securities that Navios Acquisition may at any time determine is desirable for Navios Acquisition, all under the direction and supervision of Navios Acquisition;

(k) Provide, or arrange for the provision of, at the request and under the direction of Navios Acquisition, such communications to the transfer agent for Navios Acquisition as may be necessary or desirable;

(l) Prepare and provide, or arrange for the preparation and provision of, regular cash reports and other accounting information for review by Navios Acquisition, so as to permit and enable Navios Acquisition to make all determinations of financial matters, including the determination of amounts available for distribution by Navios Acquisition to its security holders, and to assist Navios Acquisition in making arrangements with the transfer agent for Navios Acquisition for the payment of distributions to its security holders;

(m) Provide, or arrange for the provision of, such assistance to Navios Acquisition N as Navios Acquisition may request or direct with respect to the performance of the obligations, and to provide monitoring of various obligations and rights, under agreements entered into by Navios Acquisition and provide advance reports on a timely basis to Navios Acquisition advising of steps, procedures and compliance issues under such agreements, so as to enable Navios Acquisition to make all such decisions as would be necessary or desirable thereunder;

(n) Provide, or arrange for the provision of, such additional administrative and clerical services pertaining to Navios Acquisition, the assets and liabilities of Navios Acquisition and its security holders and matters incidental thereto as may be reasonably requested by Navios Acquisition from time to time;

(o) Negotiate and arrange, at the request and under the direction of Navios Acquisition, for interest rate swap agreements, foreign currency contracts, forward exchange contracts and any other hedging arrangements;

(p) Provide, or arrange for the provision of, IT services;

(q) Maintain, or arrange for the maintenance of, Navios Acquisition’s and Navios Acquisition’s subsidiaries’

(r) Negotiate, at the request and under the direction of Navios Acquisition, loan and credit terms with lenders and monitor and maintain compliance therewith;

(s) Provide, or arrange for the provision of, at the request and under the direction of Navios Acquisition, cash management and services, including assistance with preparation of budgets, overseeing banking services and bank accounts and arranging for the deposit of funds; and

(t) Monitor the performance of investment managers.

SCHEDULE B

COSTS AND EXPENSES

Within forty-five (45) days after the end of each month, NSM shall submit to Navios Acquisition for payment an invoice for reimbursement of all Costs and Expenses in connection with the provision of the Services listed in Schedule “A” by NSM to Navios Acquisition for such month. Each statement will contain such supporting detail as may be reasonably required to validate such amounts due.

Navios Acquisition shall make payment within fifteen (15) days of the date of each invoice (any such day on which a payment is due, the “Due Date”). All invoices for Services are payable in U.S. dollars. All amounts not paid within 10 days after the Due Date shall bear interest at the rate of 1.00% per annum over US$ LIBOR from such Due Date until the date payment is received in full by NSM.